Filed by Procaps Group pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-257222

Subject Companies: Procaps Group, S.A.

Union Acquisition Corp. II

Commission File No.: 001-39089

The following is a joint press release made by Union Acquisition Corp. II and Procaps Group, S.A. on August 12, 2021.

Procaps Group Reports Record Second Quarter 2021 Financial Results

Second Quarter 2021 Net Revenues Increased 35% to $97 Million Year-Over-Year with Adjusted EBITDA Up 28% Year-Over-Year

Company Reaffirms Revenue and Adjusted EBITDA Growth Trajectory for Full Year 2021

BARRANQUILLA, COLOMBIA – August 12, 2021 – Procaps Group, a leading integrated international healthcare and pharmaceutical company, today announced its financial results for the second quarter ended June 30, 2021.

Key Second Quarter 2021 Financial Highlights

●	Net revenues increased by $25.1 million or 35% to $97.0 million compared to $71.9 million in the second quarter of 2020, driven by strong demand across our CDMO, branded Rx and OTC businesses in both our existing products as well as from our continued rollout of new product launches.

●	Adjusted EBITDA increased by 28% to $23.9 million compared to $18.6 million in the second quarter of 2020.

o	Adjusted EBITDA margin decreased by approximately 100 basis points to approximately 25% in the second quarter of 2021, compared to 26% in the second quarter of 2020.

●	LTM Adjusted EBITDA for the period ended June 30, 2021 was approximately $97.4 million representing an LTM Adjusted EBITDA margin of approximately 26%.

●	Net Debt-to-LTM Adjusted EBITDA ratio of approximately 2.2x for the first half of 2021.

Key Financial Highlights for the Six Months Ended June 30, 2021

●	Net revenues increased by $46.5 million or 35% to $177.5 million for the six months ended June 30, 2021 compared to $131.0 million for the six months ended June 30, 2020.

●	Adjusted EBITDA increased by 60% to $34.0 million for the six months ended June 30, 2021 compared to $21.2 million for the six months ended June 30, 2020.

o	Adjusted EBITDA margin increased by approximately 300 basis points to approximately 19% in the six-month period ended June 30, 2021 compared to approximately 16% in the six-month period ended June 30, 2020.

Management Commentary

“Our strong financial and operational performance continued in the second quarter of 2021, with net revenue growth of 35% year-over-year,” said Ruben Minski, Procaps Founder, Chairman and Chief Executive Officer. “Rapid ramp-up of new product launches, continued roll-out of products into new geographic areas and measured improvements to our inventory rotations contributed to double-digit revenue growth in four out of five of our business units leading to an increase of over 28% in Adjusted EBITDA for the second quarter of 2021 when compared to the first quarter of 2020.

“Of note, our Procaps Colombia and CASAND business units had the highest growth among our business units as a result of increased demand across the board for a variety of products, including both Rx and OTC products, and new product launches.

“Likewise, our Diabetrics business unit experienced similar growth in the second quarter of 2021 compared to the previous quarter, benefiting from increased sales from the launch of a new insulin product. In addition, our Clinical Specialties business unit demonstrated growth in sales due to higher demand for anesthetic products from intensive care units in hospitals.

“As we look to further our growth initiatives, in our B2B segment, we expect to see growth from both our existing portfolio and product pipeline, with an estimate of over 600 product launches in the next three years. In our B2C segment, we are looking at growth initiatives from our existing portfolio and from new products focused on current therapeutic areas, such as chronic diseases, pain relief, immunology, cardiology, respiratory and dermatology, and the internationalization of our existing portfolio, with on-going efforts to expand our footprint of successful products outside of Colombia.

“Our internationalization strategy and growth in new markets continues to be one of our primary focuses, highlighted by the recent meeting I participated in as part of the delegation led by the Colombian Vice President and Foreign Minister Marta Lucía Ramírez, comprised of a group of government and private-sector officials, with American business and public policy leaders to strengthen commercial ties, investor confidence and relations between Colombia and the United States, which we believe will be a strong driver for sustainable development and long-term growth,” continued Minski.

2021 Financial Guidance

“In summary, we experienced significant momentum in the first half of 2021, and we intend to continue to invest in working capital to help support future growth across our business units. Furthermore, since product launches typically occur within the first half of the year and as we work diligently to promote these product launches (particularly in our Rx segments), we expect that the results from such product launches will be reflected in the second half of the year. For these reasons, among others, including the improved buying patterns from many of our distributors, we believe we will continue to maintain our strong momentum into the second half of the year. As a result, we reaffirm our full year 2021 guidance of net revenues of approximately $400 million and Adjusted EBITDA of approximately $105 million.

“Finally, on March 31, 2021, we announced the execution of a definitive business combination agreement with Union Acquisition Corp. II (NASDAQ: LATN), a special purpose acquisition company and Procaps Group along with a fully committed $100 million PIPE financing investment. I am happy to report that everything remains on track, and we expect the business combination to close and listing on the Nasdaq Capital Market to begin at the end of September 2021.

“Today, we encompass a proprietary, innovative portfolio of branded Rx and OTC products and services sold, distributed and provided to over 50 markets. As we look out over the next 12 months and beyond, we will continue to strategically position Procaps to achieve our near-term and mid-term goals, as well as our growth objectives. We look forward to sharing more next week at our first investor and analyst day introducing select senior leadership team members, along with key strategic growth initiatives,” concluded Minski.

Key Second Quarter 2021 Operational Highlights

●	Second quarter net revenues increased 35% compared to the same period in 2020.

●	There was a continued increase in demand for Procaps products and services across all five of our strategic business units (Procaps Colombia, Nextgel, CAN, CASAND & Diabetrics).

o	Procaps Colombia and CASAND had the highest growth among our business units as a result of increased demand across the board for a variety of products, including both Rx and OTC products, as well as from new product launches.

o	There was also stronger demand for products related to therapeutic areas, such as gastrointestinal and wellness, among others, that experienced slight decreases in their sales during 2020 due to the effects of the COVID-19 pandemic. This, in conjunction with the sale of products from health areas that benefited from the resurgence in non-essential surgeries that were previously postponed due to the COVID-19 pandemic, and the growing demand for other product categories, such as respiratory, have all contributed significantly to the increase in demand for our portfolio of products.

o	Diabetrics experienced similar growth in the second quarter 2021 year-over-year as it did in the first quarter 2021, benefiting from increased sales from the launch of a new insulin product.

o	The Clinical Specialties business unit demonstrated growth in sales due to higher demand for anesthetic products from intensive care units in hospitals.

●	CEO Ruben Minski joined the Colombian Vice President-led government and private sector delegation to conduct meetings with American business and public policy leaders with the objective of strengthening commercial ties, investor confidence and relations between Colombia and the United States.

●	Reddit Investor Interview with Union Acquisition Corp. II CEO Kyle Bransfield

o	Investor interview can be found here.

o	Investor frequently asked questions (FAQ) can be found here.

●	Filing of the registration statement on Form F-4 in June 2021 in connection with Procaps Group’s proposed business combination with Union Acquisition Corp. II (the “Registration Statement”).

Expected Milestones to Completion of Business Combination Include:

●	Our virtual investor and analyst day is planned for Thursday, August 19, 2021. We expect to showcase select senior leadership team members and key strategic growth initiatives

●	The LATN shareholder vote is expected to occur in September 2021.

●	The close of the business combination and the listing on the Nasdaq Capital Market under the new ticker symbol “PROC” is expected to occur at the end of September 2021.

Product Development and Intellectual Property

●	Product development efforts focused on:

o	Enhancing advanced oral delivery systems with specialty technologies enabling new product offers in novelty platforms;

o	Growth in our own product portfolio from new formulations of nutritional gummies (Funtrition line) and new softgel products sold in Brazil;

o	Alliances with niche sources for monoclonal antibodies, and other biosimilars;

o	Therapeutical areas of our branded Rx portfolio related to chronic diseases, pain relief, monoclonal antibody, and dermatology; and

o	Roll out of new products throughout the markets in which Procaps Groups operates in, and expansion of products into new geographic areas.

●	New product launches for 2021:

o	Biosimilars such as Insulin and Rituximab;

o	Novelty products such as Blefadex (eyecare product) and Epapure (icosapent-ethyl);

o	New pharma combo product using proprietary technology Unigel combining Levocetirizine and Montelukast; and

o	Anesthetics for intra-clinical use.

●	We expect to launch at least 59 product candidates through internal development capabilities, from now through 2023, which are then planned for roll-out throughout regional markets.

Commercialization

●	Leading pharmaceutical CDMO in Latin America and top 3 globally in terms of volume of softgel production capacity

o	Increased demand of products manufactured for third parties, primarily from the U.S. and Latin American customers.

o	Important growth in the production of our gummies products focused on the immune system.

o	New softgels and gummies (Funtrition) product launches.

o	Improved capacity utilization of our softgel plant in Brazil.

Growth Strategy

●	B2B: Growth from both our existing portfolio and pipeline (with an estimate over 600 product launches in the next three years).

●	B2C: Growth from our existing portfolio and from new products focused on current therapeutic areas and the internationalization of our existing portfolio, with on-going efforts to expand our footprint of successful products outside of Colombia.

●	M&A: Focused on our roll-up consolidation strategy of pharma targets in Mexico, Central America and the Andean region, and CDMO targets in Mexico, Brazil and the United States.

●	E-Health Platform: Exponential growth coming from our fully-operational diabetes platform with upcoming expansion plans into other countries.

●	Key development areas include telehealth and digital health, ophthalmic products, and novel and orphan drug portfolios.

Team

●	Further strengthened management team to support commercial growth opportunities with the appointments of:

o	Dr. Camilo Camacho as President of Procaps Group.

o	Senior executive from Abbott Laboratories Latin American EPD Division to accelerate Procaps Group’s rollout of global growth initiatives and strengthen its management team.

Environmental, Social & Governance (ESG)

●	We established ESG guiding principles and, going forward, expect to develop and report on our ESG accomplishments as much of our innovation is focused in this area.

●	Procaps Group currently employs over 5,000 individuals across 13 countries with a strong history and focus on ESG principles including resource-saving policies, HR and social programs and corporate policies.

Second Quarter 2021 Financial Results

Net revenues for the second quarter of 2021 totaled $97.0 million, compared to net revenues of $71.9 million for the second quarter of 2020, representing a growth of 35% year-over-year. Net revenue by strategic business unit (“SBU”) is shown below.

		Net Revenue by SBU for the Three Months Ended June 30
	US$mm	2020	2021	% Growth

a.	Procaps Colombia	$24.3	$41.0	69%
b.	Nextgel	24.6	26.8	9%
c.	CAN	11.2	10.8	-4%
d.	CASAND	6.6	11.7	78%
e.	Diabetrics	5.3	6.7	27%
	Total	$71.9	$97.0	35%

		Net Revenue by SBU for the Six Months Ended June 30
	US$mm	2020	2021	% Growth

a.	Procaps Colombia	$43.0	$67.9	58%
b.	Nextgel	44.5	53.9	21%
c.	CAN	18.7	19.2	3%
d.	CASAND	14.8	23.6	60%
e.	Diabetrics	10.1	12.9	28%
	Total	$131.0	$177.5	35%

The increase in net revenue was attributed to growth across all SBUs.

●	Procaps Colombia

o	Continued demand for our pharma business and for our differentiated brands helped support a 69% growth in net revenue for the second quarter of 2021 when compared to the second quarter of 2020. Increased demand for therapeutic products related to chronic diseases resulted in an incremental increase in revenues for the period. In addition, the launch of new products in select therapeutic areas such as monoclonal antibody, pain relief and dermatology also contributed an incremental increase in revenues during the quarter. Additionally, our Clinical Specialties business performed well due to the launch and ramp-up in sales of anesthetic products for COVID-19 related issues.

●	Nextgel

o	The 9% growth in net revenue for the second quarter of 2021 when compared to the second quarter of 2020 in this business unit was driven by strong demand from our CDMO business from third parties, and the launch of new products in Brazil as well as new products in our Funtrition (gummies) line.

●	Central America North (CAN)

o	Our strategic decision to lower inventory levels from distributors and increase our point of sales penetration and cost to serve, as well as effective marketing strategies, have resulted in a 4% decline in net revenues for the second quarter of 2021 when compared to the second quarter of 2020. This decrease in demand was partially offset by an increase in sales of both Rx and OTC products in the region. On a year-to-date basis through the first half of 2021, CAN experienced a net growth of approximately 3% compared to the first half of 2020.

●	Central America South and Andean Region (CASAND)

o	Net revenue growth of 78% for the second quarter of 2021 when compared to the second quarter of 2020 was the result of an increase in revenue from distributor channels due to higher demand in the market, the rollout of new products in the region, further development of new products and the continued strengthening of our existing brands in key growth markets.

●	Diabetrics

o	Increased demand for our core Diabetrics products resulted in a net revenue growth of 27% for the second quarter of 2021 when compared to the second quarter of 2020. Sales from the launch of a new insulin product, continued demand for our Blood Glucose Meters, new product launches in Colombia, and higher use of our digital health platform, Zutrics, accompanied by the rollout of our diabetics solutions portfolio in El Salvador have all contributed to the 27% growth in net revenues for the period.

Gross profit increased by 33% to $56.1 million for the second quarter of 2021, compared to $42.3 million for the second quarter of 2020. The increase in gross profit for the second quarter of 2021 was primarily attributable to strong topline growth.

Total operating expenses increased by 51% to $44.4 million for the second quarter of 2021, compared to $29.4 million for the second quarter of 2020. The increase in operating expenses was partly related to transaction-related expenses of approximately $5.5 million incurred in the quarter.

Adjusted EBITDA increased by 28% to $23.9 million for the second quarter of 2021, compared to $18.6 million for the second quarter of 2020. This increase was driven by strong demand across our CDMO, branded Rx and OTC businesses from both our existing products as well as from our continued rollout of new product launches.

See below under the heading “Use of Non-IFRS Financial Information” for a discussion of Adjusted EBITDA and a reconciliation of net income, which the Company believes is the most comparable IFRS measure, to Adjusted EBITDA.

Total net debt as of June 30, 2021 totaled $214 million, of which approximately 59% consisted of long-term obligations. Net Debt-to-LTM Adjusted EBITDA ratio as of June 30, 2021 was 2.2x.

Use of Non-IFRS Financial Measures

Our management uses and discloses EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA, LTM Adjusted EBITDA margin and Net Debt-to-LTM Adjusted EBITDA ratio, which are non-IFRS financial information to assess our operating performance across periods and for business planning purposes. We believe the presentation of these non-IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business. These non-IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and should be viewed as supplemental and in addition to our financial information presented in accordance with IFRS.

We define EBITDA as profit (loss) for the period before interest expense, net, income tax expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to exclude certain isolated costs incurred as a result of the COVID-19 pandemic, transaction expenses related to the business combination with Union Acquisition Corp. II, certain costs related to business transformation initiatives, certain foreign currency translation adjustments and certain other finance costs adjustments. We also report Adjusted EBITDA as a percentage of net revenue as an additional measure so investors may evaluate our Adjusted EBITDA margins. None of EBITDA, Adjusted EBITDA or Adjusted EBITDA margin are presented in accordance with generally accepted accounting principles (“GAAP”) or IFRS and are non-IFRS financial measures.

We use EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt-to-LTM Adjusted EBITDA ratio for operational and financial decision-making and believe these measures are useful in evaluating our performance because they eliminate certain items that we do not consider indicators of our operating performance. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt-to-Adjusted EBITDA ratio are also used by many of our investors and other interested parties in evaluating our operational and financial performance across reporting periods. We believe that the presentation of EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt-to-LTM Adjusted EBITDA ratio provides useful information to investors by allowing an understanding of key measures that we use internally for operational decision-making, budgeting, evaluating acquisition targets, and assessing our operating performance.

EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt-to-LTM Adjusted EBITDA ratio are not recognized terms under IFRS and should not be considered as a substitute for net income (loss), cash flows from operating activities, or other income or cash flow statement data. These measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of our results as reported under IFRS. We strongly encourage investors to review our financial statements in their entirety and not to rely on any single financial measure.

Because non-IFRS financial measures are not standardized, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, LTM Adjusted EBITDA and Net Debt-to-LTM Adjusted EBITDA ratio, as defined by us, may not be comparable to similarly titled measures reported by other companies. It therefore may not be possible to compare our use these non-IFRS financial measures with those used by other companies.

The following table contains a reconciliation of profit for the period to EBITDA, Adjusted EBITDA and Adjusted EBITDA margin for the periods presented. The Company is unable to present a reconciliation of its second quarter 2021 net revenue and Adjusted EBITDA guidance because management cannot reliably predict all of the necessary components of such measures. Accordingly, investors are cautioned not to place undue reliance on this information.

Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin

for the Three Months Ended June 30, 2020 and 2021

	Three Months Ended June 30
Unaudited Financial Information	2020	2021	% Change
	(in millions of U.S. dollars except percentages)
Profit (loss) for the period	(1.5)	(3.6)	(132)%
Interest expense, net	13.5	13.8	3%
Income tax expense	0.6	0.4	(37)%
Depreciation and amortization	3.6	5.6	56%
EBITDA	16.1	16.2	--
COVID-19 impact adjustments(1)	1.6	0.7	(60)%
Transaction-related expenses(2)	--	5.5	NA
Business transformation initiatives(3)	0.8	--	(100)%
Foreign currency translation adjustments(4)	(0.9)	1.4	NA
Other finance costs adjustments(5)	1.0	0.1	(85)%
Adjusted EBITDA	18.6	23.9	28%
Adjusted EBITDA margin	25.9%	24.6%

(1)	COVID-19 impact adjustments primarily include: (i) expenses incurred for safety pre-cautions during the pandemic, such as office and production infrastructure adaptation to practice social distancing, as well as vaccinations for employees, in order to maintain a safe work and production environment for the employees, (ii) operating and production expenses incurred in connection with hiring of additional employees and costs paid to third party agencies for such hiring, contractors and production sub-contractors in order to mitigate any decrease in production and operating capabilities of Procaps as a result of employees absenteeism or attrition as a result of the COVID-19 pandemic, (iii) expense incurred for certain logistic arrangements to minimize Procaps employees’ exposure to COVID-19 through arranging transportation from home to work, lodgings, face masks and PPE, (iv) additional costs incurred to acquire certain raw materials that are essential to production due to the lockdowns of suppliers’ factories and ports of entry worldwide, and additional logistic costs due to delays, (v) expenses of certain one-time financial discounts that Procaps provided to its customers, such as medicine distributors, during the COVID-19 pandemic due to financial and liquidity difficulties and customers’ inability to settle invoices as a result of the effects of the COVID-19 pandemic and governmental restrictions such as lockdowns, and (vi) other miscellaneous expenses resulted from COVID-19 pandemic.
(2)	Transaction-related adjustments include expenses related to the business combination with Union Acquisition Corp. II (NASDAQ: LATN).
(3)	Business transformation initiatives consists costs and expenses in connection with severance payments made to separate employees from Procaps for certain business transformation initiatives implemented during the three months ended June 30, 2020.
(4)	Foreign currency translation adjustments represent the reversal of exchange losses recorded by Procaps due to foreign currency translation of monetary balances of certain of its subsidiaries’ from U.S. dollars into the functional currency of those subsidiaries as of June 30, 2021 and 2020.
(5)	Other finance costs adjustments represent non-operating expenses incurred by Procaps, primarily including additional interests incurred by Procaps due to the withholding tax obligations of certain financial institutions outside of Colombia.

Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin

for the Six Months Ended June 30, 2020 and 2021

	Six Months Ended June 30
Unaudited Financial Information	2020	2021	% Change
	(in millions of U.S. dollars except percentages)
Profit (loss) for the period	(17.7)	(14.8)	17%
Interest expense, net	25.2	28.6	13%
Income tax expense	0.7	0.4	(43)%
Depreciation and amortization	6.9	8.7	26%
EBITDA	15.1	22.9	52%
COVID-19 impact adjustments(1)	1.6	1.5	(8)%
Transaction-related adjustments(2)	--	8.1	NA
Business transformation initiatives(3)	0.8	--	(100)%
Foreign currency translation adjustments(4)	2.8	1.4	(52)%
Other finance costs adjustments(5)	1.0	0.1	(85)%
Adjusted EBITDA	21.2	34.0	60%
Adjusted EBITDA margin	16.2%	19.1%

(1)	COVID-19 impact adjustments primarily include: (i) expenses incurred for safety pre-cautions during the pandemic, such as office and production infrastructure adaptation to practice social distancing, as well as vaccinations for employees, in order to maintain a safe work and production environment for the employees, (ii) operating and production expenses incurred in connection with hiring of additional employees and costs paid to third party agencies for such hiring, contractors and production sub-contractors in order to mitigate any decrease in production and operating capabilities of Procaps as a result of employees absenteeism or attrition as a result of the COVID-19 pandemic, (iii) expense incurred for certain logistic arrangements to minimize Procaps employees’ exposure to COVID-19 through arranging transportation from home to work, lodgings, face masks and PPE, (iv) additional costs incurred to acquire certain raw materials that are essential to production due to the lockdowns of suppliers’ factories and ports of entry worldwide, and additional logistic costs due to delays, (v) expenses of certain one-time financial discounts that Procaps provided to its customers, such as medicine distributors, during the COVID-19 pandemic due to financial and liquidity difficulties and customers’ inability to settle invoices as a result of the effects of the COVID-19 pandemic and governmental restrictions such as lockdowns, and (vi) other miscellaneous expenses resulted from COVID-19 pandemic.
(2)	Transaction-related adjustments include expenses related to the business combination with Union Acquisition Corp. II (NASDAQ: LATN).
(3)	Business transformation initiatives consists costs and expenses in connection with severance payments made to separate employees from Procaps for certain business transformation initiatives implemented during the three months ended June 30, 2020.
(4)	Foreign currency translation adjustments represent the reversal of exchange losses recorded by Procaps due to foreign currency translation of monetary balances of certain of its subsidiaries’ from U.S. dollars into the functional currency of those subsidiaries as of June 30, 2021 and 2020.
(5)	Other finance costs adjustments represent non-operating expenses incurred by Procaps, primarily including additional interests incurred by Procaps due to the withholding tax obligations of certain financial institutions outside of Colombia.

About the Proposed Business Combination with Union Acquisition Corp. II

Completion of the business combination, which is expected to close in the third quarter of 2021, is subject to approval by LATN shareholders and other customary closing conditions, including the Registration Statement being declared effective by the SEC. The combined company will be led by Ruben Minski, Procaps Group Founder, Chairman & CEO. Upon closing of the business combination (assuming none of the LATN shareholders redeem any of their LATN ordinary shares in connection with the approval of the business combination and including the redemption of certain shares held by IFC), existing Procaps Group shareholders are expected to hold approximately 76% of the combined company, which shares will be subject to certain lock-up arrangements.

Institutional investors have committed to an upsized private investment in public equity (“PIPE”) of $100 million in ordinary shares of LATN, which will be converted into ordinary shares of the combined company upon the closing of the business combination. The PIPE will close concurrently with the business combination. Subject to any redemptions by LATN shareholders, there is approximately $136.9 million in cash currently held in LATN’s trust account. It is anticipated that the combined company will have approximately $236.9 million in gross cash proceeds (before transaction-related expenses and the redemption of certain shares held by IFC) to fund organic growth through capacity expansion, plant improvements, working capital investments, e-Health platform improvements and R&D expenses, inorganic growth via accretive acquisitions and the redemption of certain shares from IFC.

While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about Procaps Group’s business and operations, proposed business combination with Union Acquisition Corp. II and the proposals to be considered by the LATN shareholders.

Additional information about the transaction including the Registration Statement on Form F-4 can be viewed here: https://investor.procapsgroup.com.

Proposed Business Combination Highlights

●	Procaps Group is a family-owned Latin American pharmaceutical company established over 40 years ago that has grown into a leading integrated pharma company with a presence in 13 countries and product reach in 50 markets modernizing oral drug delivery technology and manufacturing capabilities.

●	Procaps Group’s state-of-the-art manufacturing capabilities provide innovative delivery technologies protected by an extensive IP moat and supported by industry accolades such as the first FDA-approved pharmaceutical plant in South America for selling Rx products into the U.S.

●	Procaps Group today is the largest pharmaceutical contract development and manufacturing organization “CDMO” in Latin America and top 3 globally in terms of volume of softgel production capacity.

●	As of December 31, 2020, Procaps Group employed over 5,000 people across 13 countries, and has a strong history and focus on ESG principles including resource-saving policies, HR and social programs and corporate policies.

●	Procaps Group generated net revenue of $331 million, Adjusted EBITDA of $85 million and Adjusted EBITDA on a constant currency basis of $93 million in 2020 and we believe is on track to reach $397 million in net revenue and $105 million in Adjusted EBITDA in 2021. The Adjusted EBITDA figures do not include any one-time add backs specifically for provisions required by IFRS. Procaps Group expects full-year Adjusted EBITDA margin expansion from 18% in 2019 to 26% in 2021 with strong positive free cash flow. Approximately 44% of Procaps Group revenue in 2020 was USD-denominated.

●	Transaction represents the first ever Latin American focused SPAC to include a fully committed and over-subscribed SPAC-related ordinary share PIPE.

●	Transaction is expected to enable further investment in growth and new product categories and positions Procaps Group to capitalize on favorable regional dynamics through organic growth in B2B & B2C segments.

●	Transaction also positions the Company to drive inorganic growth through a roll-up strategy focused on mid-sized companies in the region. The Company’s M&A plan will focus on pharma and CDMO targets, as well as the possibility for transformational acquisitions in the future.

●	Transaction represents attractive entry valuation at 10.75X estimated 2021 EV/EBITDA multiple versus global CDMO and pharmaceutical industry comparable companies.

●	Combined company to have an implied initial enterprise value of approximately $1.1 billion, and expected gross cash proceeds of $236.9 million (before transaction-related expenses and the redemption of certain shares held by IFC) after closing, including a $100 million fully-committed PIPE.

●	Combined company strategically positions Procaps Group as a differentiated Latin American integrated pharma company leveraging a proprietary and proven M&A strategy that has the potential to deliver significant Adjusted EBITDA growth and margin expansion.

●	The PIPE was raised from a broad group of Latin American investors, healthcare investors and thought leaders. These include pan-regional funds such as Moneda Asset Management, as well as Chilean-based Consorcio Seguros, among several other unnamed global and healthcare investors.

●	Transaction is expected to close in the third quarter of 2021, with the combined company expected to be listed on the Nasdaq Capital Market under the symbol “PROC.”

Procaps Group Business and Operational Highlights

Leading regional pharmaceutical player with global reach and accomplished management team

●	Founded in 1977 by the Minski Family with over 5,000 employees across 13 countries as of December 31, 2020
●	Net revenue of $331 mm in 2020 and projected $397 mm for 2021
●	Innovative delivery technologies transform branded generics into differentiated products

In-house R&D capabilities driving attractive growth opportunities

●	Avenues for growth with a robust pipeline and a high product renewal rate
●	Focus on differentiated, high margin, and high barrier-to-entry products

Leading pharmaceutical integral CDMO specialized in softgels

●	A preferred supplier to the global pharmaceutical companies
●	Top 3 global player by softgel production capacity, with strong growth potential and long-standing reputable clients including Glaxo, Pfizer and Abbott

Proprietary portfolio of branded Rx and OTC products

●	Robust proprietary portfolio with strong growth rates
●	99% of product portfolio is proprietary

Positioned to capitalize on favorable regional dynamics

●	LatAm’s pharma sales expected to outperform global growth
●	Healthcare expenditure expected to reach a 7% CAGR from 2020 – 2022
●	LatAm’s aging population expected to increase boosting demand for pharma

Strong history and focus on ESG Principles

●	Resource saving polices, HR & social programs and governance are important to Procaps Group

About Procaps Group

Procaps Group is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in Latin America and, as of December 31, 2020, had more than 5,000 collaborators working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) and prescription drugs, nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com, which will also contain a link to the Registration Statement. The Registration Statement includes audited consolidated financial statements of Procaps Group as of and for the fiscal years ended December 31, 2020 and 2019.

About Union Acquisition Corp. II.

Union Acquisition Corp. II, led by Kyle Bransfield, is a Cayman Islands exempted company incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. For more information, please click here.

Important Information About the Merger and Where to Find It

In connection with the proposed business combination, Procaps Group, S.A. (“Holdco”), a subsidiary of Crynssen Pharma Group Limited (“Procaps Group”) that will be become the holding company of LATN and Procaps Group as of the closing of the proposed business combination, filed a Registration Statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) that includes a proxy statement of LATN that also constitutes a prospectus of Holdco. LATN, Procaps Group and Holdco urge investors, stockholders and other interested persons to read the Form F-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed transaction, as these materials will contain important information about Procaps Group, Holdco, LATN and the proposed business combination transaction. After the Registration Statement is declared effective, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to shareholders of LATN as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: BTG Pactual US Capital, LLC, Attention: Prospectus Department, Email: OL-BTGPactual-ProspectusDepartment@btgpactual.com. The preliminary and definitive proxy statement/prospectus included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

LATN and Procaps Group and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination described in this press release under the rules of the SEC. Information about the directors and executive officers of LATN is set forth in LATN’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”) on October 17, 2019, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Union Acquisition Corp. II, 1425 Brickell Ave., #57B, Miami, FL 33131. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the LATN shareholders in connection with the proposed business combination will be set forth in the Registration Statement filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information, including 2021 net revenue, Adjusted EBITDA and Adjusted EBITDA margin guidance; the expected gross cash proceeds from the Procaps Group business combination and its effects on expansion; expectations related to increased demand and market share for certain Procaps Group products and services; expectations relating to the growth of Procaps Group’s B2B and B2C business, capacity expansion, plant improvements, working capital investments, e-health platform and R&D expenses; expectations related to potential M&A acquisitions; the closing of the business combination transaction; expectations relating to Procaps Group’s ability to invest in growth through organic and inorganic growth; estimated product and product candidate launches in next three years; and expected LatAm pharma sales, healthcare expenditures and boost in demand from aging LatAm population. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of LATN, Procaps Group, or Holdco, prior to or following the completion of any proposed business combination, are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to: (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) the inability to successfully retain or recruits officers, key employees, or directors following the proposed business combination; (4) effects on LATN’s public securities’ liquidity and trading; (5) the market’s reaction to the proposed business combination; (6) the lack of a market for LATN’s securities; (7) LATN’s and Procaps Group’s financial performance following the proposed business combination; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by LATN. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the business combination due to the failure to obtain approval from LATN shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the outcome of any legal proceedings that may be instituted against LATN or Procaps Group following announcement of the proposed business combination and related transactions, the impact of COVID-19 on Procaps Group’s business and/or the ability of the parties to complete the business combination, the ability to obtain or maintain the listing LATN’s ordinary shares on Nasdaq following the proposed business combination, costs related to the proposed business combination, changes in applicable laws or regulations, the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those to be included under the header “Risk Factors” in the Form F-4 filed with the SEC and those included under the header “Risk Factors” in the final prospectus of LATN related to its initial public offering, as well as LATN’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Procaps Group Investor Contact:

Chris Tyson/Doug Hobbs

SPAC Alpha IR+

(949) 491-8235

LATN@mzgroup.us

LATN Contact:

Kyle P. Bransfield

Chief Executive Officer

Union Acquisition Corp. II

(305) 306-2522